Exhibit 99.172

enCore Energy Awarded $7 MM USD United States Department of Energy Uranium Reserve Contract; Applies to Join HALEU Consortium

TSX.V: EU

OTCQB: ENCUF

www.encoreuranium.com

CORPUS CHRISTI, Texas, Dec. 20, 2022 /CNW/ - enCore Energy Corp. (“enCore” or the “Company”) (TSXV: EU) (OTCQB: ENCUF) today announced that the company has been awarded a contract to sell 100,000 pounds of natural uranium concentrates (U3O8) to the Government of the United States, at a price of $70.50/pound, under the new Uranium Reserve Program. enCore is one of five qualified United States based operators, with existing licensed facilities, approved to sell domestically sourced natural uranium to the United States government’s Uranium Reserve Program.

The uranium purchase will help the government establish a strategic uranium reserve and represents the first uranium purchase by the United States government in 40 years. The U.S. National Nuclear Security Administration (NNSA), an office within the U.S. Department of Energy (DOE), is the agency tasked with purchasing domestic U3O8 and conversion services for the Uranium Reserve. The Uranium Reserve is intended to be a backup source of supply for domestic nuclear power plants in the event of a significant market disruption and provide support for restarting uranium production in the United States.

Additionally, enCore announced its application for membership in the DOE’s newly created HALEU (High Assay Low Enrichment) Consortium. enCore’s prominent private land holdings offer a competitive advantage as a supplier of natural uranium for the program which specifically excludes uranium produced from Federal Lands.

Paul Goranson, CEO of enCore Energy stated “enCore is one of a select few uranium companies qualified and approved to provide uranium to the Uranium Reserve. As we have seen in 2022, global supply chains for nuclear fuel have been severely disrupted by geopolitical events and the need for a domestic and secure supply chain for nuclear fuel is a stark reality. The proceeds from this contract will do exactly as intended and be invested directly into advancing new production from our South Texas Rosita Project in 2023.”

William M. Sheriff, Executive Chairman of enCore Energy added “enCore respectfully acknowledges the government’s vision to secure a domestic source of energy through strengthening and supporting the nuclear fuel cycle including uranium production which, when produced from in-situ recovery technology, provides our nation with clean and efficient energy. Over the past 40 years, the United States has become the world’s largest consumer of uranium, used to produce nuclear energy, although highly dependent upon foreign sources of fuel. The Company gratefully acknowledges the bi-partisan efforts to reverse this reliance on foreign sourced nuclear fuel and develop a strong domestic nuclear industry.”

The United States Uranium Reserve Program1

The strategy for Restoring America’s Competitive Nuclear Energy Advantage was recently released by the U.S. Department of Energy (DOE) to preserve and grow the entire United States nuclear enterprise. It is a direct result of the Nuclear Fuel Working Group addressing the challenges facing our U.S. nuclear fuel cycle.

The first immediate step in this plan has been initiated through the first purchases under the Uranium Reserve Program managed by the NNSA and was funded by Congress in fiscal year 2021. Under the Uranium Reserve program, NNSA will buy uranium directly from domestic mines and contract for uranium conversion services. The new stockpile is expected to support the operation of at least two U.S. uranium mines, reestablish active conversion capabilities, and ensure a backup supply of uranium for nuclear power operators in the event of a market disruption.

NNSA initiated a competitive procurement process for establishing the Uranium Reserve program and additional support is expected over a 10-year period as market conditions evolve, including consideration of enrichment needs after first addressing the very near-term pressure on the uranium mining and conversion subsectors.

U.S. Department of Energy HALEU Consortium

In addition to the sale of uranium, enCore has made application to participate in the Department of Energy (DOE) High Assay Low Enriched Uranium (HALEU) Consortium. The DOE established the HALEU Consortium to help inform activities carried out by the Department to secure a domestic supply of HALEU. Section 2001 of the Energy Act of 2020 directs the Secretary of Energy to establish and carry out, through the Department’s Office of Nuclear Energy (NE), the HALEU Availability Program (referred to as the Program), including establishing the HALEU Consortium. HALEU is uranium that is enriched above 5% U235, the level of uranium enrichment used in the 93 operating light water nuclear reactors in the U.S., and has an enrichment of up to 20% U235. The level of enrichment is necessary for fueling advanced nuclear reactors and several of the small modular reactor designs.

Currently, the United States has limited capacity to create HALEU. To support a commercial HALEU fuel cycle, in 2020 Congress authorized the creation of the HALEU Availability Program. enCore is uniquely qualified to supply uranium for this program with near term production coming from South Texas from two, soon to be three, fully licensed ISR production facilities located on privately owned surface and mineral properties. Uranium produced at enCore’s operations will meet the program’s requirements and give the company a competitive position to satisfy future government bids.

About enCore Energy Corp.

enCore Energy is the most diversified In-Situ Recovery uranium development company in the United States and recently announced it entered into a definitive agreement to acquire the Alta Mesa In-Situ Recovery uranium project (the “Transaction”). The Transaction will position enCore as a leading US-focused ISR uranium company with the proven management expertise required to advance multiple production opportunities within its portfolio. enCore is focused on becoming the next uranium producer from its licensed and past-producing South Texas Rosita Processing Plant by 2023. The South Dakota-based Dewey-Burdock project and the Wyoming Gas Hills project offer mid-term production opportunities, with significant New Mexico uranium resource endowments providing long-term opportunities. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle. enCore is committed to engaging and working with local communities and indigenous governments to create positive impact from corporate developments.

www.encoreuranium.com

1 Building a Uranium Reserve: The First Step in Preserving the U.S. Nuclear Fuel Cycle | Department of Energy

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward- looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements relating to the intended use of the net proceeds of the Offering and the completion of any capital project or property acquisitions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; inability to access additional capital; the ability of enCore to implement its business strategies; and other risks. Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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For further information: For further information please contact: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com, www.encoreuranium.com

CO: enCore Energy Corp.

CNW 07:00e 20-DEC-22